Exhibit 21.1

CARMAX, INC.

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation or Organization

CarMax Auto Superstores, Inc.	Virginia

CarMax Auto Superstores West Coast, Inc.	California

CFC II, Inc.	Virginia

CPD, Inc.	Virginia

Glen Allen Insurance, LTD	Bermuda